SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December, 2025
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-held company

CNPJ nº 43.776.517/0001-80

NIRE nº 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), in compliance with the provisions of the Brazilian Securities Commission (“CVM”) Resolution No. 44, dated August 23, 2021, as amended, and as a complement to the Material Fact disclosed on December 2, 2025, informs its shareholders and the market in general of further details regarding the rate adjustment authorized by ARSESP Resolution No. 1,748/2025 (“Resolution”).

The increase in the equilibrium rate of 10.6% is explained as follows:

(a)	Lag in RAB recognition	3.54%
(b)	Opex	1.42%
(c)	Non-Manageable Expenses	-0.41%
(d)	Regulatory Asset Base	0.63%
(e)	Compensatory Adjustment 4th cycle	-5.37%
(f)	Other Financial Items	0.68%
(g)	Equilibrium Rate Adjustment (real terms)	0.50%	= ∑ (a) to (f)
(h)	Market Effects	3.41%
(i)	Inflation	6.11%
(j)	Total before taxes	10.26%	=(1+g+h)*(1+i)-1
(k)	Delta PIS COFINS	0.36%
(l)	Total with taxes	10.65%	=(1+k)*(1+j)-1

(a) Correction since Aug/24 eliminating the timing mismatch. Values prior to Aug/24 were not considered as they precede the effective date of the URAE-1 contract.

(b) Improvement due to increased number of connections and volume, driven by the anticipation of universalization.

(c) Main impact related to the end of rate coverage for the Alto Tietê PPP (-R$130 million).

(d) Remuneration of the regulatory asset base.

(e) Compensatory adjustment for the 4th cycle (2021–2024), judicial demands, and reforms and cancellations from the 4th cycle.

(f) Removal of financial components from the initial rate, more than offset by performance bonuses, social rate (ARSESP Resolution 1,544/2024), FMSAI rates, among others.

(h) Effects of volume and consumption mix by rate class.

(i) IPCA from Jul/24 to Oct/25.

(k) Update of the effective regulatory rate (URAE-1 vs. 4th cycle).

The average adjustment of 6.5% in the rate applied to users is calculated by applying inflation (i) and delta PIS COFINS (k).

São Paulo, December 2, 2025.

DANIEL SZLAK

CFO and IRO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 3, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.